BUFFALO WILD WINGS, INC.
                       5500 Wayzata Boulevard, Suite 1600
                              Minneapolis, MN 55416
                                 (952) 593-9943

August 22, 2008


Via Edgar

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington, DC 20549

Re:      Buffalo Wild Wings, Inc. - File No. 0-24743
         Form 10-K for Year Ended December 30, 2007

Dear Mr. Humphrey:

We have received your comment letter dated August 8, 2008 in connection with your review of the Form 10-K for the year ended December 30, 2007 filed by Buffalo Wild Wings, Inc. (the "Company"). To assist you in your review, we have repeated the full text of the Staff's comments in italics, with our responses immediately following.

Consolidated Financial Statements
---------------------------------

Consolidated Statements of Stockholders' Equity, page 36
--------------------------------------------------------

1. Refer to our previous comment 1. Please confirm to us that you will include this explanation and reconciliation in future filings for clarity. Please also revise the description related to the shares used for withholding taxes to indicate this amount relates to the shares vesting during the current period, and not those granted.

         Response: In response to comment 6, we are removing the unvested restricted stock units from the Statement of Stockholders' Equity. In the future, the explanation and reconciliation of "net issuances of restricted stock" will not be needed, as these shares will not be included in the rollforward. The following is an example of how our fiscal 2007 Statement of Stockholders' Equity would have been presented:

                                           Common Stock
                                    ----------------------------
                                                                        Deferred           Retained
                                       Shares          Amount         Compensation         Earnings          Total
                                    -------------    -----------    -----------------    --------------    -----------
Balance at December 31, 2006         17,268,016      $  75,030             --                 41,186         116,216

Net earnings                                 --             --             --                 19,654          19,654
Shares issued under employee
stock purchase plan                      30,836            685             --                     --             685
Shares issued from restricted
stock units                             116,776           (413)            --                     --            (413)
Exercise of stock options               241,437            761             --                     --             761
Tax benefit from stock issued                --          1,007             --                     --           1,007
Stock-based compensation                     --          3,755             --                     --           3,755
                                    -------------    -----------    -----------------    --------------    -----------
Balance at December 30, 2007         17,657,065      $  80,825             --                 60,840         141,665
                                    =============    ===========    =================    ==============    ===========


         To provide clarity regarding the withholding taxes, we will revise the footnote in future filings. The following is an example of how our footnote 6b for 2007 would have been presented:

         (b) Restricted stock units
         Restricted stock units are granted annually at the discretion of the Board under the plan. These units are subject to annual vesting upon achieving performance targets established by the Board of Directors. We record compensation expense for the restricted stock units if vesting, based on the achievement of performance targets, is probable. The restricted stock units may vest one-third annually over a ten-year period as determined by meeting performance targets. However, the second third of the restricted stock units is not subject to vesting until the first one-third has vested, and the final one-third is not subject to vesting until the first two-thirds of the award has vested. Restricted stock units meeting the performance criteria will vest as of the end of our fiscal year. The distribution of vested restricted stock units as common stock typically occurs in March of the following year. The common stock is issued to participants net of the number of shares needed for the minimum employee withholding taxes. For fiscal 2007, $413 in the Statement of Stockholders' Equity represents the amount remitted for the minimum employee withholding taxes. Restricted stock units are contingently issuable shares, and the activity for fiscal 2007 is as follows:

                                                               Weighted
                                           Number of         average grant
                                             units          date fair value
                                         ---------------    ----------------

         Outstanding, December 31, 2006       168,212        $      17.10

         Granted                              166,950               24.88
         Vested                              (149,740)              20.96
         Cancelled                            (44,730)              21.20
                                         ---------------    ----------------
         Total                                140,692        $      20.92


2. Refer to our previous comment 2. Please provide us with a reconciliation of the ($413,000) similar to that provided in your response to our previous comment 1. Further please add this column to the table requested in our previous comment 1 in your financial statement footnotes. Please provide a draft of your proposed disclosure with your response.

         Response: The $413,000 represents the amount remitted for the minimum employee withholding taxes. Please refer to our response to comment 1 for the disclosure that has been added to footnote 6b.

3.       As a related matter, please separate your stock based compensation line item into that associated with stock options and that associated with your RSU's, for clarity. We would not object to tabular disclosure in your footnotes leading to the total in your equity rollforward. Please provide a draft of your proposed disclosure in your response.

         Response: This disclosure was included in our 2007 Form 10-K on page 42, footnote 1(w), paragraphs 4 and 5.

4. Please expand the description of your policy for earnings per common share to explain how you account for contingently issuable shares with respect to unvested restricted stock units. See paragraphs 30-35 of SFAS 128 for guidance.

                Response: We will incorporate an expanded description in future filings. The following is an example of how our footnote 1(s) for 2007 would have been presented:

         (s) Earnings Per Common Share
         Basic earnings per common share excludes dilution and is computed by dividing the net earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include dilutive common stock equivalents consisting of stock options determined by the treasury stock method. Restricted stock units are contingently issuable shares subject to vesting based on performance criteria. Vesting typically occurs in the fourth quarter of the year when income targets have been met. Upon vesting, the shares to be issued are included in the diluted earnings per share calculation as of the beginning of the period in which the vesting conditions are satisfied.

Note 6(b) - Restricted Stock, page 48
-------------------------------------

5. Refer to our previous comment 4. Confirm to us that you will revise your disclosure related to your table on page 48 to clarify this table represents contingently issuable shares.

         Response: In future filings, we will delete the sentence "Restricted stock activity is summarized for fiscal year 200X:" and will replace it with "Restricted stock units are contingently issuable shares, and the activity for fiscal 200X is as follows:". See our example in comment 1.

6. With respect to the table on page 48, we note your assertion that amounts shown represent contingently issuable shares, not actual outstanding shares. However, in your response to our previous comment 1, you stated that restricted stock units are treated as outstanding common stock when they are granted. Therefore, please clarify for what purposes you treat RSU's as outstanding common stock.

         Response: Historically, we have included our restricted stock units as issued and outstanding shares on our Balance Sheet on the date of grant, and in "net issuances of restricted stock" on our Statement of Stockholders' Equity. The restricted stock units are not included in the basic earnings per share calculation, but are included in the diluted earnings per share calculation per SFAS 128, paragraph 30 & 31. To provide greater clarity and less confusion, we will remove the contingently issuable shares of restricted stock units on the Consolidated Balance Sheet and Statement of Stockholders' Equity in future filings. See our response to comment 1 as an example of the future presentation of our Statement of Stockholders' Equity.

Note 7 - Earnings Per Common Share, page 49
-------------------------------------------

7. Please explain to us why the denominators used in your 2006 and 2007 calculations of basic earnings per common share are both less than the number of common shares outstanding at the beginning of each respective year when there were no retirements of common stock during either year. With no retirements, it would be expected that weighted-average shares outstanding for any given year would be an amount that was between the beginning and ending numbers of outstanding shares for such year.

         Response: See our response to comments 1 and 6.

8. Refer to our previous comment 6. We continue to believe that providing additional information would be meaningful. As such, please show the effect of your dilutive securities separately.

         Response: We will present stock options and restricted stock units on separate lines in future filings. The following is an example of how our footnote 7 for 2007 would have been presented:

                                                                              Fiscal year ended December 30, 2007
                                                                        -------------------------------------------------
                                                                            Earnings       Shares          Per-share
                                                                           (numerator)   (denominator)      amount
                                                                        -------------------------------------------------
       Net earnings                                                     $      19,654
                                                                        ----------------
       Earnings per common share                                               19,654      17,553,998      $     1.12
       Effect of dilutive securities  - stock options                              --         189,238
                                      - restricted stock units                     --          89,587
                                                                        ----------------
       Earnings per common share - assuming dilution                    $      19,654      17,832,825            1.10
                                                                        ================

9. It is unclear why you exclude restricted stock units from the calculation of fully diluted earnings per common share. Since the effect of including these units would increase the denominator of the calculation, it appears their effect would be dilutive. In this regard, we note your response to our previous comment 1 states that restricted stock units are treated as outstanding common stock when they are granted.

         Response: We do include our restricted stock units in the fully diluted earnings per share calculation. Please see our response to comment 4 and 6.

The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me at 952.540.2203.

Very truly yours,

/s/ Mary J. Twinem

Mary J. Twinem
Executive Vice President and Chief Financial Officer

cc:  Securities and Exchange Commission


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